Filed by Hilb Rogal & Hobbs Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

NEWS AND INFORMATION ABOUT THE INTEGRATION PLANS OF WILLIS AND HRH

MESSAGE FROM MELL

      Welcome to the first issue of Best of Both Worlds, our weekly newsletter devoted to keeping you informed about the Willis HRH combination.

     A lot has happened since we announced this great combination on June 8. Joe Plumeri, Mike Crowley, Don Bailey and I completed a 15-state road show in the U.S. that allowed us to meet nearly 3,000 Willis and HRH Associates, and share our enthusiasm for this marriage of our two great companies. I have to say that it was an incredibly exhilarating three weeks

     During our road trip, I was really proud of the people of HRH. Those who we visited made us and our new partners feel welcome, and were very upbeat and positive about joining Willis. As we went from place to place, I saw enthusiasm grow as the story and the logic of this combination unfolded.

     After getting out there and seeing everyone, I am more excited than ever about the wonderful opportunities we have together. At every stop, we saw a lot of passion, energy, and commitment from the people of both companies. Clearly those we talked to sense how much of a game-changer this is for HRH and Willis. They see the opportunities they’ll have to provide better service and value to our clients, and to grow their own careers.

     Indeed, the more I see and hear, the better this combination looks to me. I’m totally convinced that this a great move for both companies – and that feeling was reinforced by all the talented, enthusiastic people we saw last month. It’s a feeling you just can’t get looking at numbers on a profit-and-loss statement or a balance sheet.

     Of course, you’ve heard us talk about all of the benefits of this combination, but they bear repeating here. Willis and HRH together will have double the North American revenues that Willis has today, and with HRH’s highly complementary footprint, we’ll expand into some pretty important markets. Just take a look at this: Right now, Willis is among the top three brokers in five of the 20 largest U.S. markets. After the transaction is complete, the combined company will be among the top three in 15 of those 20 markets – including being #1 in important places like Chicago, Phoenix, Milwaukee, Minneapolis, Tennessee and Alabama, among others.

     Together, we’ll also more than double our Employee Benefits business – an attractive, counter-cyclical industry segment – that we’re aiming to grow into a $1 billion operation globally. We’ll also triple our Personal Lines revenues, and further strengthen other key practice areas, while shoring up our middle-market position.

     Of course, our HRH clients will gain a world of access to Willis’s specialized industry expertise and our global presence, which makes our combined client offering that much more robust and compelling. All in all, it’s a sensational combination that makes us even stronger, and helps us fulfill our shared vision to become the best insurance brokerage company in the world and the Employer of Choice for the industry.

     In this first issue of Best of Both Worlds, you’ll read about the Integration Team we’ve formed to ensure a smooth and seamless transition for our Associates and clients. I’m very proud of the work that Don Bailey, Mike Crowley and Vic Krauze have done to establish a first-class group of Willis and HRH folks. They’re gearing up to get this job done quickly and efficiently after the close, and I’m confident they’ll succeed.

     You’ll also read about the senior leadership appointments in North America that Mike announced last week. Again, we’ve drawn the best talent from both the Willis and HRH organizations to lead each of the 10 regions we’ll have in North America, and I couldn’t be happier with the choices we’ve made. This is a real high-performing team, eager to get out there and serve our clients with an even broader array of services than before.

     Under the premise that the more we know about each other, the more we’ll appreciate each other, each issue of Best of Both Worlds will profile one Willis and one HRH business. In this edition, we take a look at HRH’s Employee Benefits business and Willis’ Construction business – both very significant operations to our combined company. We’ll also provide some interesting factoids about both companies under “Cool Facts.” This issue looks at some facts about the history of Willis and HRH.

     In future issues, we’ll introduce you to the senior leaders of both Willis and HRH – giving you a greater feel for them as professionals and as people.

     As always, if you have any questions or comments, please let Mike or me know.

     I hope you enjoy reading Best of Both Worlds each week. It’s so important that we keep communicating with each other as we plan our integration and finally come together as one company. This is one of a number of ways that we’ll keep the information flowing. I hope these regular updates create for you the same sense of excitement I have for the terrific opportunities that lie ahead for our combined companies.

Best,

Martin L. Vaughan, III

Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis's and HRH's management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis's operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information
In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.” Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.